UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Jeremy Pinh Yee

Cordlife Group Limited

1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09

Singapore 768160

Telephone: +65 6238-0808

Yuen Kam

48th Floor, Bank of China Tower,

1 Garden Road, Central,

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Shirin Tang

Morrison & Foerster LLP

50 Collyer Quay, #12-01 OUE Bayfront

Singapore 049321

Telephone: +65 6922-2000

November 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D/A

1	Name of reporting person Cordlife Group Limited
2	Check the appropriate box if a member of a group (a) ✓ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,123,035 (1)
	8	Shared voting power 0
	9	Sole dispositive power 16,123,035
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 16,123,035
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.7% (2)
14	Type of reporting person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 acquired by Cordlife (as defined in the Statement (as defined below)).

(2) Based upon 73,003,248 Shares outstanding as of October 31, 2014 as disclosed in China Cord Blood Corporation’s report filed on Form 6-K as of November 3, 2014. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 acquired by Cordlife.

CUSIP No. G21107100		13D/A

1	Name of reporting person Magnum Opus International Holdings Limited
2	Check the appropriate box if a member of a group (a) ✓ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,809,020 (1)
	8	Shared voting power 0
	9	Sole dispositive power 8,809,020
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,809,020
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.8% (2)
14	Type of reporting person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 acquired by Magnum (as defined in the Statement).

(2) Based upon 73,003,248 Shares outstanding as of October 31, 2014 as disclosed in China Cord Blood Corporation’s report filed on Form 6-K as of November 3, 2014. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 acquired by Magnum.

CUSIP No. G21107100		13D/A

1	Name of reporting person Yuen KAM
2	Check the appropriate box if a member of a group (a) ✓ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong S.A.R.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,166,351 (1)
	8	Shared voting power 7,782,607 (2)
	9	Sole dispositive power 9,166,351
	10	Shared dispositive power 7,782,607
11	Aggregate amount beneficially owned by each reporting person 16,948,958
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.7% (3)
14	Type of reporting person IN

(1) Assumes conversion in full of the 7% senior convertible note due 2017 acquired by Magnum.

(2) Represents 25.365992% of 30,681,266 Shares beneficially owned by GM (as defined in the Statement) as a result of the cancellation of the GM Note (as described in the Statement). Mr. Kam beneficially owns 25.365992% of the issued ordinary shares of GM, assuming the exercise of his vested share options and warrants.

(3) Based upon 73,003,248 Shares outstanding as of October 31, 2014 as disclosed in China Cord Blood Corporation’s report filed on Form 6-K as of November 3, 2014. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 acquired by Magnum.

This amendment (this “Amendment”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on August 25, 2014 (the “Statement”) with the Securities and Exchange Commission, as amended on October 17, 2014, by supplementing the Statement with the information set forth herein.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the closing of the Note Sale Agreement on November 10, 2014, each of Cordlife and Magnum acquired 50% of the GM Note. As a result, GM caused the Issuer to issue the Cordlife Note to Cordlife and the Magnum Note to Magnum. The GM Note was simultaneously cancelled. The Issuer, Cordlife and Magnum executed the counterpart signature page to the Registration Rights Agreement, whereby the Issuer, Cordlife and Magnum agreed to be bound by the terms of the Registration Rights Agreement as though Cordlife and Magnum were original parties thereto.

The Cordlife Note, Magnum Note and counterpart signature page to the Registration Rights Agreement are included as Exhibits 99.8, 99.9 and 99.10, respectively, and are incorporated by reference in their entirety into this Item 6.

Item 7.        Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

99.8	7% Senior Convertible Note due 2017, issued to Cordlife Group Limited
99.9	7% Senior Convertible Note due 2017, issued to Magnum Opus International Holdings Limited
99.10

Counterpart signature page, dated as of November 10, 2014, among China Cord Blood Corporation, Cordlife Group Limited and Magnum Opus International Holdings Limited, to the Registration Rights Agreement, dated as of October 3, 2012, between China Cord Blood Corporation and Golden Meditech Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2014

CORDLIFE GROUP LIMITED

By:	/s/ Jeremy Pinh Yee
Name:	Jeremy Pinh Yee
Title:	Chief Executive Officer

MAGNUM OPUS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

YUEN KAM

By:	/s/ Yuen Kam